Via Edgar Correspondence

William Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:	Stamps.com Inc. ("Stamps.com")
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 15, 2010
File No. 0-26427

Dear Mr. Thompson:

This letter will serve as our response to your comment in the letter sent to us dated January 20, 2010.

Form 10-K for Fiscal Year Ended December 31, 2009

Note 9.  Income Taxes, page F-17

1.
We reviewed your response to comment two in our letter dated November 22, 2010. We understand in recent periods you have concluded that positive evidence outweighs negative evidence in terms of the realizability of some or all of your deferred tax assets and as such, you have released portions of your valuation allowance. However, it appears you have limited the estimate of future income used in determining the release of the valuation allowance to a very limited time period, specifically one or two years. Please tell us in more detail why it is appropriate to limit the estimate of future income used in determining the valuation allowance to such a short time horizon. We believe projections of future taxable income should consider all years that may provide a source of taxable income for the realization of deferred tax assets and that uncertainty about the sustainability of taxable income due to general business and macro-economic risk factors does not warrant the use of a short-term outlook. We believe this view is supported in ASC 740-10-30-17, which states, “all available evidence, both positive and negative, shall be considered to determine whether, based on the weight of that evidence, a valuation allowance for deferred tax assets is needed.” It seems the use of projections based on a two year timeframe fails to consider all available evidence. We believe the appropriate place to consider the inherent risk of future operations is in the development of projections, not through excluding consideration of potential positive evidence that may be present in later years. Also, we believe that truncating your projections to a specific short-term period is inherently arbitrary. In this regard, we note you truncated your projections to one year in connection with revising the valuation allowance in 2008, yet you truncated your projections to two years in revising the valuation allowance in 2010. In your response, please tell us whether you prepare income projections for longer than two years for any purpose, and if so, whether those projections support a net deferred tax asset that is materially different than the net deferred tax asset recorded as of June 30, 2010.

Stamps.com Response

For the reasons described below and based on current circumstances, we do not prepare income projections for longer than two future fiscal years for any purpose. The preparation of our financial statements and compliance with our filing disclosures does not require us to prepare future projections other than for our deferred tax analysis. We believe we are not able to project taxable income for more than two years at a more  likely than not level for the following reasons:

(1) The amount of taxable income during the past six fiscal years has fluctuated on a year-to-year basis, at times materially and unpredictably and although it presents an earnings history, it is not a “strong” earnings history in light of our substantial operating losses.  We experienced declining taxable income in each of the last three fiscal years.  These material fluctuations in recent historical taxable income increase the difficulty in projecting taxable income beyond a short-term period at a more likely than not level.  For example, our 2010 taxable income, based upon our most recently prepared tax provision, of $1.2 million represents an 87% decline compared with taxable income in 2009.

Our recent history of projecting taxable income has had mixed results (see chart below).  We have experienced unpredictable, material events in fiscal years 2008 and  2010 that both positively and negatively impacted our actual taxable income compared to our original projections and are evidence of the difficulty in projecting taxable income beyond a short-term period at a more likely than not level for our company.  For example, our 2010 taxable income of $1.2 million was $8.8 million (or 87%) lower than our original taxable income projection of $9.3 million.

	Actual	Forecasted	Variance
Fiscal Year	Taxable Income	Taxable Income	($000s)
	($000s)	($000s)

2008	$12,660	$10,967	$1,693

2009	$9,344	$9,217	$127

2010	$1,179	$9,263	($8,084)

(2) We are regulated by the United States Postal Service ("USPS") and any regulatory changes mandated by the USPS directly impact our business operations. We have historically experienced increased costs as a result of regulatory changes.  Based on our historical experience and publicly disclosed information regarding the operating results of the USPS, we believe the potential exists for future regulatory changes that would negatively impact our costs and profitability.  Not only are we regulated by the USPS, but all of our revenue is dependent on the USPS continuing to allow us to offer our PC postage and PhotoStamps products and services to customers. We note the following excerpts from our risk factors related to USPS regulation of our business that are unique and specific to us and which were included in our most recent 10-K filing:

"We are subject to continued USPS scrutiny and other government regulations. The availability of our services is dependent upon us continuing to meet USPS performance specifications and regulations. The USPS could change its certification requirements or specifications for PC Postage or revoke or suspend the approval of one or more of our services at any time. If at any time we fail to meet USPS requirements, we may be prohibited from offering our services, and our business would be severely and negatively impacted. In addition, the USPS could suspend or terminate our approval or offer services that compete against us, any of which could stop or negatively impact the commercial adoption of our services. Any changes in requirements or specifications for PC Postage could adversely affect our pricing, cost of revenues, operating results and margins by increasing the cost of providing our services."

"The USPS could also decide that PC Postage should no longer be an approved postage service due to security concerns or other issues. Our business would suffer dramatically if we are unable to adapt our services to any new requirements or specifications or if the USPS were to discontinue PC Postage as an approved postage method. Alternatively, the USPS could introduce competitive programs or amend PC Postage requirements to make certification easier to obtain, which could lead to more competition from third parties or the USPS itself. If we are unable to compete successfully, particularly against large, traditional providers of postage products, such as Pitney Bowes, who enter the online postage market, our revenues and operating results will suffer."

Especially in light of the USPS' recent financial difficulties which could lead to future changes, we believe the uncertainty around future regulatory changes and their potential impact on our taxable income significantly increases the difficulty in forecasting beyond a short-term period at a more likely than not level.

(3) We are in active patent litigation involving our core products and service. For our current litigation against PSI Systems, Inc., a wholly owned subsidiary of Newell Rubbermaid, the Stamps.com products that have been alleged to infringe PSI Systems, Inc.’s patents include our core revenue generating PC Postage products and services. Further, we note in our most recent 10-K that “if a successful claim of infringement were made against us and we could not develop non-infringing technology or license the infringed or similar technology on a timely and cost-effective basis, our business could be significantly harmed or fail. Any loss resulting from intellectual property litigation could severely limit our operations, cause us to pay license fees, or prevent us from doing business." Based on our experience with our patent litigations regarding timeframes for resolution, we currently do not expect the ultimate outcome of the PSI Systems litigation to happen within the next two years and that it is more likely than not that the resolution will occur three or more years in the future.  Thus, the uncertainty related to the ultimate outcome of this litigation and its potential impact on our taxable income increases the difficulty in forecasting beyond a short-term period at a more likely than not level. We believe it is appropriate to take this material litigation risk into consideration in determining the appropriate time periods to use in assessing the likelihood of realizing a portion of our deferred tax asset.

Our judgment regarding future projections is based upon the factors described above that are specific to us rather than general business and macro-economic factors.

We believe these factors support our view that it is difficult to project taxable income at a more likely than not level beyond a relatively short time period, consistent with our practice of not preparing such forecasts, and that in our judgment, based on the current and reasonably foreseeable factors specifically affecting us, we do not believe that taxable income projections beyond two fiscal years reach the more likely than not level required to be considered for the purpose of evaluating the realizability of our deferred tax asset.

Further, pursuant to ASC 740 (10-30-24), we note "future realization of a tax benefit sometimes will be expected for a portion but not all of a deferred tax asset, and the 'dividing line' between the two portions may be unclear. In those circumstances, application of judgment based on a careful assessment of all available evidence is required to determine the portion of a deferred tax asset for which it is more likely than not a tax benefit will not be realized."

We have applied the "dividing line" between the two portions (i.e. portion of the deferred tax asset expected to be realized versus the portion not expected to be realized) after our careful assessment of all available evidence.  This evidence includes the specific factors relevant to our particular facts and circumstances described above. Applying ASC 740 (10-30-24), it is our judgment that for time periods beyond two fiscal years, we believe that there is insufficient evidence to support projections at a more likely than not level.  As such, we believe it is currently appropriate to limit the income used in determining the valuation allowance to the time period where we can conclude that in our judgment that there is sufficient evidence to support projections at a more likely than not level.

We do not believe our approach is an arbitrary truncation of future projections, but rather the application of the “dividing line” that ASC 740 (10-30-24) requires.  ASC 740 (10-30-24) recognizes that a proper assessment of all available evidence may result in a point in time—a “dividing line”—beyond which management could conclude it would be “unclear” that future tax benefits will be realized.  In our case, our current judgment is that the "dividing line" is after two future fiscal years.

If our relationship with the USPS and / or our litigation exposure were to materially change, we would consider this evidence in evaluating our deferred tax asset.  For example, if we were to settle our outstanding litigation, that would be new available evidence that we would evaluate which could result in change in the "dividing line" under ASC 740 (10-30-24).  At this point, however, the factors noted above regarding the USPS and our patent litigation continue to be factors that in our judgment support our view that the appropriate projection period is two years.

We also believe we properly modified the forecasting periods to two years in 2010 based on our evaluation of the available evidence. In 2010, based on our assessment of all available positive and negative evidence, including new or changed evidence such as the completion of our PhotoStamps market test and the settlement of our Kara Technology patent litigation, we concluded that we could project at a more likely than not level through 2012 given the elimination of some of the Company specific litigation and regulatory uncertainty.  We believe that the change from a one year projection period to a two year period in 2010, as opposed to being an arbitrary decision, was evidence of our proper application of ASC 740 (10-30-24)’s requirement to carefully assess all available evidence in determining the "dividing line" between the realizable and unrealizable portions of the deferred tax asset.

Finally, we note that our process for making the determinations discussed in this letter was as follows: management performed our own evaluation of the positive and negative evidence related to the need for a valuation allowance related to our deferred tax asset in 2008, 2009 and 2010.  In addition, we retained the professional tax services of Grant Thornton, LLC to help us ensure that our evaluation of the evidence and our application of judgment as required by ASC 740 (10-30-24) was performed in a careful, proper and appropriate manner. We understand that we are responsible for the preparation of our financial statements and confirm that we relied on our own evaluation of available evidence and our own application of our judgment related to the release of the portions of our deferred tax asset.

In summary, after our careful assessment of all available evidence including the factors described above, it is our judgment that for time periods beyond the next two fiscal years, we cannot conclude that, based on current and reasonably foreseeable factors specifically affecting us, it is more likely than not that a forecasted tax benefit will be realized and pursuant to ASC 740 (10-30-24); we have applied our judgment to determine the "dividing line" between the realizable and unrealizable portions of our deferred tax asset to be after two future fiscal years.  Because our judgment is based on our assessment of the available evidence, if in our judgment a longer projection period becomes warranted in the future based on changes in the available evidence, we would utilize such longer or shorter periods.

Please feel free to contact Kyle Huebner, Chief Financial Officer directly (310-482-5804) if you would like to speak with us or if you have any additional questions relating to this matter.

                    Sincerely,

                    /s/ Kyle Huebner

                    Kyle Huebner
                    Chief Financial Officer